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Exhibit 99.2

Press release

"NEW TRANSCEIVER TECHNOLOGY WILL FAST TRACK 10GBIT/S OPTICAL NETWORKS": BOOKHAM'S MESSAGE TO JAPAN OPTOELECTRONIC INDUSTRY

        Tokyo, January 12, 2004—Transceivers based on the XFP Multi Source Agreement (MSA) are making high-speed optical interfaces so simple and cost effective that 10Gbit/s XFP products are becoming the de facto standard in optical access, metro, and long-haul transmission systems and are speeding the convergence of the telecom and datacom infrastructure. This will be the key message in a presentation by Dr. Michael Lebby of Bookham Technology, at the 12th OEIC & Optical Interconnection Workshop of the Optoelectronic Industry and Technology Development Association, held in Tokyo tomorrow.

        Dr. Lebby will tell an influential audience of leading Japanese optoelectronic manufacturers, researchers and government policymakers that the 'impressive' fast-track development and validation of the XFP MSA during 2002 and 2003 has created a multiprotocol, multidistance technology that will bring more cost effective pricing to telecoms networks—with major benefits to components vendors, systems vendors and carriers.

        In the late 1990s, the challenge emerged to develop a 10Gbit/s fibre-optic transceiver that had all of the performance of existing solutions, but at a lower price—a daunting prospect. But the XFP form factor has recently emerged as the solution of choice to this challenge.

        "Since XFP transceivers were first introduced over a year ago, system manufacturers have driven suppliers to produce a full portfolio of link standards," says Dr. Lebby. "DWDM, and ever-increasing reaches in XFP transceivers, will bring this form-factor to bear on line-side (trunk) applications, complementing the current client-side (tributary) applications. Uses for these optical plug-in modules are widespread in telecoms, switching and routing, enterprise and storage markets, covering SONET OC-192, SDH STM-64, 10 Gigabit Ethernet and 10 Gigabit Fibre Channel."

        XFP brings serialisation, miniaturisation and cost reduction to the design of 10Gbit/s optical transceivers, according to Dr. Lebby. The associated XFI serial interface allows migration to quad- and octal-port ICs, allowing one IC to drive multiple transceiver ports for further cost and power savings. Unlike 10Gbit/s transponder MSAs such as XENPAK, X2 and XPAK, XFP is a transceiver MSA and so allows an external IC chip to handle serializing and deserializing ("SERDES") functions, making the optical technology more modular; whereas transponders integrate this chip within the optical module.

        The XFP transceiver thus allows separate innovation and optimisation of the optical and electrical functions, and presents systems and linecard designers with a route to lower-cost designs.

        A major attraction of XFP for systems vendors and network operators is that modules are hot-pluggable and do not use traditional expensive and inflexible fibre pigtail connections. Dr. Lebby will state that this gives savings in both capital and operations expenditure. Carriers can add ports as traffic grows, and they can mix and match protocol types and link distances on the same linecard, while carrying lower inventories. A combination of lower inventory, greater equipment flexibility and onboard Digital Diagnostics (DD) will help to minimise installation, maintenance and provisioning truckrolls.

        "The advent of the XFP is allowing network architects to evolve the network away from conventional discrete optics and modules to more cost effective, hot-pluggable 10Gbit/s modular solutions. This simplification and standardization is by far the most exciting development in the industry right now," says Dr. Lebby. Interest is already strong—and growing—among Asia/Pacific carriers for high-speed packet-based optical networks, particularly Gigabit Ethernet and 10 Gigabit Ethernet.

        Dr. Lebby will praise the successful efforts of the optoelectronics industry in overcoming a series of technical hurdles to create the XFP-form-factor transceiver. These include the creation of a new breed of clock-data-recovery (CDR) chips; proving that 10Gbit/s electrical signals maintain integrity over 12-inch FR4 printed-circuit boards; IC interoperability with multiple vendors; demonstrating extended transmission distances of up to 120km; multiprotocol performance; and power-efficient designs.

        Bookham, as a leader in the development of optoelectronics for network systems, has participated in the industry-wide XFP effort, and has an established range of cost-effective 10Gbit/s technologies and products. The successful acquisition of Ignis Optics in 2003 provided Bookham with the IGF Series of XFP modules, which provide SONET/SDH (with or without forward error correction), 10Gbit/s Ethernet and 10Gbit/s Fibre Channel compliant links. Bookham's market leading XFP modules have been carrying traffic in North American incumbent local exchange carrier (ILEC) networks since 2003, a strong indicator of industry acceptance.

Notes for editors

        (1) Dr. Michael Lebby's address, Up-to-the-Second Trends in the 10G Transceiver/Transponder MSA, will be given to the 12th OEIC & Optical Interconnection Workshop, at the Tokyo Conference Center, Tokyo, on January 13, 2004.

        The Workshop—on the theme 'Venture Spirits Open up New Photonics Businesses'—is sponsored by the OEIC & Optical Interconnection Forum and the Optoelectronic Industry and Technology Development Association (OITDA) of Japan. The Opto-Electronic Integrated Circuit (OEIC) & Optical Interconnection Forum is one of six forums that OITDA has established on cutting-edge optoelectronic technologies to spur practical application and the development of mass-production techniques.

        (2) The Optoelectronic Industry and Technology Development Association (OITDA) was founded in 1980 to contribute to the progress of the Japanese economy by promoting the development of optoelectronics industry and technology. The Association's many activities include involvement in standardisation, research and technology policy, development of new businesses, and international information exchange.

        There are currently 176 member companies of the Association, of which the directing companies are: Oki Electric Industry Co., Ltd, Sumitomo Electric Industries, Co., Ltd, Toshiba Corporation, Nippon Sheet Glass Co., Ltd, NEC Corporation, Nippon Telegraph and Telephone Corporation, Hitachi Ltd, Hitachi Cable, Ltd, Fujikura Ltd, Fujitsu Ltd, The Furukawa Electric Co., Ltd, Matsushita Electric Industrial Co., Ltd, Mitsubishi Electric Corporation, and Mitsubishi Rayon Co., Ltd.

        More information on the OITDA is available at http://www.oitda.or.jp/.

        (3) Dr. Lebby's address will elaborate on concepts introduced at an industry experts' panel discussion by Dr. Steffen Koehler, VP of Marketing for Transceivers, Bookham Technology, at the National Fiber Optic Engineers' Conference (NFOEC) on September 9, 2003 in Orlando, Florida.

        (4) Although definitions vary somewhat within the telecoms industry, the basic distinction between a transceiver and a transponder is that a transceiver does not change the line rate, whereas a transponder does. So a 10Gbit/s optical line signal input to a transceiver results in a 10Gbit/s electrical signal out, and vice versa. But a transponder multiplexes/demultiplexes the line rate to lower-rate electrical signals.

For further information, please contact:

Sharon Ostaszewska Bookham Technology Tel: +44 (0)1235 837612 sharon.ostaszewska@bookham.com	or	Brian Dolby/Helen Lyman Smith GBCS Public Relations Tel: +44 (0) 115 950 8399 brian@gbcspr.com/helen@gbcspr.com

        Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems. Bookham's broad product range allows it to deliver an extensive range of cost-effective optical functions and solutions to customers, offering higher performance, lower cost, and greater subsystems capability to meet customers' needs. The company's optical and RF components, modules, and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial, and military environments. In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi. In July 2003, the company acquired the business of Cierra Photonics Inc. and in October 2003, the company acquired Ignis Optics, Inc. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, and Switzerland; and offices in the UK, US, Canada, France, Italy, and China; and employs approximately 1700 people worldwide.

        More information on Bookham Technology is available at www.bookham.com

        Bookham is a registered trademark of Bookham Technology plc.

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  Exhibit 99.2
"NEW TRANSCEIVER TECHNOLOGY WILL FAST TRACK 10GBIT/S OPTICAL NETWORKS": BOOKHAM'S MESSAGE TO JAPAN OPTOELECTRONIC INDUSTRY